Lafayette Energy Corp

August 17, 2023

VIA Edgar

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lafayette Energy Corp
Form S-1 Registration Statement
File No. 333-270446

Ladies and Gentlemen:

Lafayette Energy Corp, a Delaware corporation (the “Company”), hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-270446), and all amendments filed thereto, and all exhibits filed therewith (the “Registration Statement”), be withdrawn effective immediately pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company is requesting the withdrawal of the Registration Statement because the Company no longer intends to proceed with the offering contemplated therein at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering.

Any questions or comments regarding this letter should be directed to our counsel, David M. Loev of The Loev Law Firm, PC, at (713) 524-4110.

Thank you for your assistance in this matter.

Sincerely,

/s/ Michael L. Peterson
Michael L. Peterson
Chief Executive Officer